UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

Pursuant to Section 15(d) of the
Securities Exchange Act of 1934 [Fee Waived]

For the Fiscal Year Ended December 31, 2006

Commission File Number 0-1928

Full Title of the Plan:

THE AES CORPORATION RETIREMENT SAVINGS PLAN

Name of Issuer of the Securities Held Pursuant to the Plan
and the Address of its Principal Executive Office:

THE AES CORPORATION

4300 Wilson Boulevard
Arlington, VA 22203

The AES Corporation
Retirement Savings Plan

Financial Statements as of  December 31,
2006 and 2005, and for the Year Ended December 31, 2006, and

Supplemental Schedules as of and for the Year Ended December 31, 2006, and

Report of Independent Registered Public Accounting Firm

THE AES CORPORATION RETIREMENT SAVINGS PLAN

Schedules required by the Employee Retirement Income Security Act of 1974, other than the schedules listed above, are omitted because of the absence of the conditions under which they are required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees & Participants of

The AES Corporation Retirement Savings Plan

Arlington, VA

We have audited the accompanying statements of net assets available for benefits of The AES Corporation Retirement Savings Plan (the “Plan”) as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the year ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedules of Schedule H, Part IV Line 4i-Schedule of Assets (Held at Year End), and Schedule H, Line 4j- Schedule of Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedules are the responsibility of the Plan’s management.  Such supplemental schedules have been subjected to the auditing procedures applied in our audits of the basic 2006 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

DELOITTE & TOUCHE LLP

McLean, VA

July 13, 2007

THE AES CORPORATION RETIREMENT SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2006 AND 2005

	2006	2005
ASSETS:
Cash	$125,685	$157,707
Participant-directed investments-at fair value	153,387,458	106,475,342
Non Participant-directed investments-at fair value	274,704,073	219,109,223
Total cash and investments	428,217,216	325,742,272

RECEIVABLES:
Participant contributions	1,206,320	1,036,114
Employer contributions	15,534,760	13,954,532
Receivables for securities sold	425,534	139,034
Total receivables	17,166,614	15,129,680
NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	445,383,830	340,871,952

Adjustments from fair value to contract value for fully benefit-responsive investment contracts	554,665	400,913

NET ASSETS AVAILABLE FOR BENEFITS	$445,938,495	$341,272,865

See notes to financial statements

THE AES CORPORATION RETIREMENT SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS
AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2006

2006
ADDITIONS:
Contributions:
Participant	$13,222,054
Employer	19,969,455
Total contributions	33,191,509

Investment income:
Net appreciation in fair value of investments	88,862,408
Interest and dividends	7,856,832
Total investment income	96,719,240
Total additions	129,910,749

DEDUCTIONS:
Benefits paid to participants	(25,245,119)
INCREASE IN NET ASSETS	104,665,630

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	341,272,865
End of year	$445,938,495

See notes to financial statements

THE AES CORPORATION RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2006 AND 2005, AND FOR THE YEAR ENDED DECEMBER 31, 2006

1.                      PLAN DESCRIPTION

The AES Corporation Retirement Savings Plan (the “Plan”), formerly named The AES Corporation Profit Sharing and Stock Ownership Plan, was established on April 1, 1989.

In March 2005, the Company acquired SeaWest Holdings, Inc. (“SeaWest”). As a result of the acquisition, the SeaWest WindPower Retirement 401 (k) Plan was merged into the Plan in the third quarter of 2005 and participant account balances of approximately $5 million were transferred to the Plan.

The following description of the Plan provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions.

General—The Plan is a defined contribution plan that covers all regularly scheduled full-time and part-time employees of The AES Corporation (the “Company” or “AES”) and its participating subsidiaries. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions—Participants may make pre-tax contributions to the Plan up to the lesser of an annual maximum determined by the Internal Revenue Service, or 20% of a participant’s salary. Participants may also make after-tax contributions to the Plan up to an annual maximum determined by the Internal Revenue Service. During 2006 and 2005, the Company matched up to 5.0% of each participant’s compensation, as defined by the Plan, up to an annual maximum determined by the Internal Revenue Service. Matching contributions made by the Company are made in common stock of AES.

In addition, unless otherwise provided under the Plan, the Company may make profit sharing contributions to the Plan that are allocated to a participant’s account, on the basis of the participant’s compensation, as defined by the Plan, up to an annual maximum determined by the Internal Revenue Service. Profit-sharing contributions are made in the Company’s common stock. During 2006 and 2005, the Company contributed 11.0% of compensation as profit sharing allocations.

Participant Accounts—Each participant’s account is credited with the participant’s and the employer’s contributions and an allocation of the Plan’s earnings or losses. The allocation of earnings or losses is based on the balance of each investment type in the participant’s account.  The benefit to which a participant is entitled is the vested benefit that can be provided from the participant’s account.

Investments—The Plan is intended to constitute a Section 404(c) plan within the meaning of ERISA Section 404(c) and the regulations issued thereunder. These regulations provide relief from certain fiduciary liability to fiduciaries of individual account plans that (i) provide participants a broad range of investment alternatives, and (ii) allow participants to exercise independent control over the investment of the assets in their individual accounts.

Under the terms of the Plan, participants can choose to invest their contributions in common stock of AES and various money market and mutual funds. Participants also have the option of establishing a self-directed account which is invested pursuant to the participant’s instructions. Company contributions are automatically initially invested in AES common stock.

Vesting—Participants are immediately vested in their pre-tax, after-tax and matching contributions including earnings thereon. Vesting in employer profit sharing contributions is based on years of credited service. A participant vests 20% per year of service and is fully vested after five years of credited service.

Participant Loans—Participants may obtain up to three loans from the Plan in aggregate amounts up to the lesser of (a) $50,000 or (b) 50% of the participant’s vested account balance. The loans are collateralized by the balance in the participant’s account and bear a fixed interest rate, based on the federal prime lending rate plus 1/2%, determined at the commencement of the loan. Interest on all loans is allocated to the participant’s account from which the loan was funded. Principal and interest are paid ratably through payroll deductions. Interest rates on outstanding loans as of December 31, 2006, ranged from 4.5% to 10.0% with maturities ranging from 2007 to 2016.

Payment of Benefits— If the value of a participant’s vested interest does not exceed $5,000, on termination of employment other than due to death of the participant, such amount will generally be distributed in a cash lump sum; provided, however, if the participant’s vested interest is between $1,001 and $5,000 and the participant fails to elect a direct rollover or to receive a cash lump sum payment, the Plan will make an automatic rollover to an IRA with Merrill Lynch on the participant’s behalf.  If the value of a participant’s vested interest exceeds $5,000, on termination of employment other than due to death of the participant, the participant (i) may elect to receive a lump-sum amount in common stock of AES, cash or a combination of both, equal to the value of the participant’s vested interest in his or her account or (ii) may elect to receive benefits in monthly, quarterly, semiannual or annual installments over a period not to exceed 25 years or the participant’s life expectancy.  On termination of employment due to death, however, the participant’s entire interest will generally be distributed no later than 5 years after the participant’s death.

Forfeitures—At December 31, 2006 and 2005, forfeited nonvested accounts totaled $576,655 and $1,017,848, respectively. Forfeitures are applied to reduce future Company contributions. During the year ended December 31, 2006, employer contributions were reduced by $2,369,861 from forfeited nonvested amounts.

As of December 31, 2006, there were $3.3 million of unvested employer contributions and earnings thereon included in terminated participant accounts that will be forfeited during 2007.

Voting Rights-The Plan provides that each participant is entitled to direct the Trustee as to the manner in which voting rights are exercised with respect to shares of employer stock allocated to his or her account. The Trustee does not vote any allocated shares for which timely instructions have not been given by a participant. The Plan provides that voting rights with respect to unallocated shares will be exercised in the same manner and proportion that voting rights are exercised with respect to shares allocated to participants’ accounts.

Administration—The Plan is administered by an Administrative Committee appointed pursuant to delegated Board authority of the Company’s CEO. Merrill Lynch Trust Company (“Merrill Lynch”) is the Plan Trustee.

2.                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. In 2006, the Plan adopted accounting guidance provided by FASB Staff Position AAGINV-1 and SOP94-4-1, Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plan. As required, such guidance has been applied retroactively.

Valuation of Investments—The Plan’s investments are stated at fair value. All money market and other mutual funds are stated at their quoted market prices which represent the net asset value of shares held by the Plan at December 31, 2006 and 2005.  Common-collective trust funds are stated at fair value as determined by the issuer of the common-collective trust funds based on the fair market value of the underlying investments. Common-collective trust funds with underlying investments in investment contracts are valued at fair market value of the contracts and then adjusted by the issuer to contract value.

The Plan’s Retirement Preservation Trust Fund is a common-collective trust fund. The fund investments consists of traditional Guaranteed Investments Contracts (GICs) which are issued by an insurance company and relying on the creditworthiness of the general account, Separate Account GICs issued by an insurance company but relies on the creditworthiness of the separate account, Synthetic GICs which are a combination of a portfoloio of securities plus a wrapper contract issued by a financially responsible third-party (typically a financial institution) and money market instruments.

The Company’s stock is traded on the New York Stock Exchange (“NYSE”). The Plan’s investment in the Company’s stock is stated at quoted market value. At December 31, 2006 and 2005, the quoted market value of the Company’s common stock was $22.04 and $15.83 per share, respectively.

All participant loans are valued at the outstanding loan balances.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term, and that such changes could materially affect the amounts reported in the statements of net assets available for plan benefits. The Plan has approximately $275 million in Plan sponsor’s stock. The Plan is exposed to concentration risk that could be mitigated through further diversification.

Administrative Expenses—Administrative, legal, and other expenses of the Plan are paid by the Company, except for certain expenses paid by the Plan participants, such as loan initiation fees.

3.                      INVESTMENTS

The Plan’s investments that represent 5% or more of the Plan’s net assets available for benefits as of December 31, 2006 and 2005 are as follows:

	2006		2005

The AES Corporation common stock	$274,704,073	*	$219,109,223	*
Merrill Lynch Retirement Preservation Fund	$29,758,277		$22,832,031

*  Non participant-directed

During the year ended December 31, 2006, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the period) appreciated (depreciated) in value as follows:

Year Ended
2006
The AES Corporation common stock	$82,683,814
Merrill Lynch Equity Trust Fund	1,796,202
Self Directed Investments	907,351
Mutual funds	3,475,041

Net appreciation in fair value of investments	$88,862,408

Adoption of new Accounting Guidance—The financial statements reflect the retroactive adoption of Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”). As required by the FSP, the statements of net assets available for benefits presents investment contracts at fair value as well as an additional line showing an adjustment of “fully benefit-responsive”, as defined in the FSP, contracts from fair value to contract value. The statement of changes in net assets available for benefits is presented on a contract value basis and was not affected by the adoption of the FSP. The adoption of the FSP did not impact the amount of net assets available for benefits at December 31, 2005.

As stated in Note 2, the Plan’s Retirement Preservation Trust Fund is a common-collective trust fund comprised of GICs and money market instruments. Traditional GICs provide a fixed return of principle plus interest (based on the coupon rate) for a specified period of time. Synthetic GICs provides a variable crediting rate which resets at least quarterly and the issuer of the wrapper contract ensures that the interest crediting does not result in a future crediting interest that is less then zero. These investments are recorded at fair market value in the statements of net assets available for benefits with an adjustment to reflect the investments at their contract value. All contracts are fully benefit-responsive and therefore carried at contract value in accordance with the FSP. Contract value represents contributions to the fund, plus accrued interest, less participant withdraws. The fair values of the contracts are estimated to be $29,203,612 and $22,431,118 as of December 31, 2006 and 2005, respectively. This compares to contract values of $29,758,277 and $22,832,031 as of December 31, 2006 and 2005, respectively.

The interest rate credited to the participants fund is reset at least quarterly and in some cases may be reset more frequently. Inputs used to determine the crediting interest rate include each contract’s portfolio market value, current yield to maturity, duration and market value relative to contract value. At December 31, 2006 and 2005 the average yield earned by the trust was 5.57% and 5.27%, respectively. The average crediting interest rate was 4.95% and 4.72% at December 31, 2006 and 2005, respectively.

4.       NON PARTICIPANT-DIRECTED INVESTMENTS

Information about the net assets and the significant components of the changes in net assets relating to The AES Corporation common stock as of December 31, 2006 and 2005, and for the year ended December 31, 2006, is as follows:

	2006		2005
ASSETS:
Common Stock—The AES Corporation-at fair value	$274,704,073		$219,109,223
Employer Contribution Receivable	15,534,760		13,954,532
Net assets available for benefits	$290,238,833		$233,063,755

CHANGES IN NET ASSETS:
Net appreciation	$82,683,814
Employee loan interest	240,920
Employer contributions	19,969,455
Participant contributions	3,267,890
Benefits paid to participants	(12,633,077)
Transfers to participant-directed investments	(36,353,924)

Net change	57,175,078

Common stock—The AES Corporation, beginning of year	233,063,755	(1)	209,693,485	(1)

Common stock—The AES Corporation, end of year	$290,238,833	(1)	$233,063,755	(1)

(1)             Includes the value of the AES Common stock distribution to the Plan subsequent to year-end to satisfy the employer contribution.

5.                    EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by Merrill Lynch. Merrill Lynch is the trustee defined by the Plan and, therefore, these transactions qualify as exempt party-in-interest transactions. At December 31, 2006 and 2005, the Plan held 12,463,887 and 13,841,391 shares, respectively, of common stock of AES, the sponsoring employer, with a cost basis of $106,918,803 and $106,933,717, respectively.

6.                    PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100 percent vested in their account.

7.                      TAX STATUS

The Plan received a favorable determination letter from the Internal Revenue Service on May 18, 2004. The Company believes that the Plan, as designed, amended and in operation, is in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

******

THE AES CORPORATION RETIREMENT SAVINGS PLAN

SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2006

(a)	(b)	(c)	(d)	(e)
	Identity of Issuer, Borrower,	Description of Investment Including Maturity Date,		Current
	Lessor, or Similar Party	Rate of Interest, Collateral, Par or Maturity Value	Cost	Value
	Cash			$125,685
*	The AES Corporation	Common stock, 12,463,887 shares	$106,918,803	274,704,073
*	Merrill Lynch	Retirement Preservation Trust Fund, 29,758,277 shares	**	29,758,277
*	Merrill Lynch	Equity Index Trust 1 (Class A), 130,432 shares	**	14,016,261
	Franklin	Small Mid-Cap Growth Fund (Advisor Class), 108,027 shares	**	4,142,854
	ING	International Value Fund (Class I), 577,938 shares	**	11,893,960
	Pimco	Total Return Fund (Admin Class), 766,417 shares	**	7,955,408
	Allianz	Opcap Renaissance Fund (Admin Class), 164,101 shares	**	3,470,746
	Blackrock	Government Income Portfolio Fund (Class I), 449,570 shares	**	4,823,890
	Blackrock	Fundamental Growth Fund, Inc. (Class I), 468,084 shares	**	9,319,561
	Blackrock	Global Small Cap Fund, Inc. (Class I), 186,180 shares	**	4,851,855
	Blackrock	Global Allocation Fund, Inc. (Class I), 638,093 shares	**	11,619,671
	Blackrock	Balanced Capital Fund, Inc. (Class I), 174,185 shares	**	4,774,412
	Blackrock	Basic Value Fund, Inc. (Class I), 418,822 shares	**	13,984,459
	Mainstay	Small Cap Opportunity Fund (Class I), 239,395	**	4,993,787
	UBS	US Small Cap Growth Fund (Class Y), 223,714	**	3,342,282
	Self Directed Investments			17,246,754
*	Participant loans	Interest (4.5%-10.0%), Maturity (2007-2016)	**	7,747,946

	TOTAL			$428,771,881

*                    Transactions in these investments are considered to be exempt party-in-interest transactions under Department of Labor regulations.

**             Cost information is not required for participant-directed investments and therefore, is not included.

THE AES CORPORATION RETIREMENT SAVINGS PLAN

SCHEDULE H, LINE 4j - SCHEDULE OF REPORTABLE TRANSACTIONS

FOR THE YEAR ENDED DECEMBER 31, 2006

(a)	(b)	(c)	(d)	(g)	(h)	(i)
Identity of	Description	Purchase	Selling	Cost of	Current Value of Asset	Net
Party Involved	of Asset	Price	Price	Asset	on Transaction Date	Gain/(Loss)

The AES Corporation	Common stock	$26,151,227	$—	$26,151,227	$26,151,227	$—

The AES Corporation	Common stock	$—	$41,145,908	$22,996,648	$41,145,908	$18,149,260

NOTE:  The item listed above represents all transactions or series of transactions that are reportable under Section 2520.103-6, as amended, of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

THE AES CORPORATION

	BY:	/s/ MARY E. WOOD
Mary E. Wood Vice President and Controller (Duly Authorized Officer and Principal Accounting Officer)
Date: July 13, 2007

EXHIBIT INDEX

PAGE
EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm	14

EXHIBIT 99.1

Certification of Periodic Financial Reports	15